SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER


                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                      Report on Form 6-K dated June 6, 2003

                           Commission File No. 1-14110

                                  ------------

                                    PECHINEY
                              (Name of Registrant)

                         7, Place du Chancelier Adenauer
                              75218 Paris Cedex 16
                                     France
                    (Address of Principal Executive Offices)

                                  ------------

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________


Enclosure: Press release dated June 5, 2003, announcing the acquisition of
           Novacel.

PRESS RELEASE

                               [GRAPHIC OMITTED]

                  Pechiney to acquire Novacel for $90 million

Paris, June 5, 2003 - Pechiney has announced that its subsidiary, Pechiney Plastic Packaging Inc.(PPPI), has entered into an agreement to acquire NOVACEL, Mexico's leading custom flexible packaging company, for US $90 million.

Novacel, headquartered in Guadalajara, manufactures a variety of flexible packaging products, primarily for the food markets. The company operates two manufacturing sites throughout Mexico and employs approximately 1,000 people. Sales in 2002 were approximately US$110 million.

PPPI expects to close the transaction this summer, pending regulatory approval.

"We are excited at the prospect of welcoming Novacel into our business," said Ilene Gordon, president of Chicago-based Pechiney Plastic Packaging. "We are joining forces with a leading player that competes in a packaging market that is enjoying strong growth. This transaction continues our strategy of expanding globally in selected markets."

Ilene Gordon said that Novacel is an ideal fit for Pechiney Plastic Packaging, pointing to its strong financials; close relations with key customers; focus on value-added packaging; and leading positions in key market segments.

Pechiney Plastic Packaging is one of the world's largest and most diverse manufacturers of flexible packaging, including a wide range of single- and multilayer plain and printed films and laminations, bags, thermoformed trays and bottles. It serves three major markets: meat & dairy; food; and healthcare & specialty. 2002 sales were approximately $1.3 billion. Headquartered in Chicago, the company employs approximately 5,000 people in 38 facilities in North America, Europe, South America and Australasia.

Pechiney Plastic packaging belongs to the Pechiney Group's Packaging Sector, which achieved sales of (euro)2.4 billion in 2002. The Sector is active in 18 countries and employs 16,000 people in 95 production units. It has global leadership positions in high value-added specialty packaging for food (flexible packaging, capsules and overcapping) and health & beauty (flexible tubes, aluminum aerosol cans, luxury plastic containers for cosmetics & perfumes). It has already set a strong presence in Mexico in the beauty sector, including 2 facilities for Cebal (one for laminate tubes and another under construction for plastic tubes) and 2 facilities for Techpack (plastic packaging for beauty).

Pechiney is an international group listed on the Paris and New York stock exchanges. Its three core businesses are primary aluminum, aluminium conversion and packaging. Pechiney achieved sales of (euro)11.9 billion in 2002. It employs 34,000 employees.

                                 *************

Certain statements in this press release that describe Pechiney's intentions, expectations or projections may constitute forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Pechiney's actual results, performance or achievement to be materially different from its intentions, expectations or projections. The forward-looking statements in this press release speak only as of its date and Pechiney undertakes no obligation to update or revise any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Investor Relations Contacts:              Press Contacts:
Charles L. Ranunkel Tel: 33 1 56 28 25 07 Chrystele Ivins: Tel: 33 1 56 28 24 18
                    Fax 33 1 56 28 33 38  chrystele.ivins@pechiney.com
PECHINEY
7, place du Chancelier Adenauer           Stephan Giraud: Tel: 33 1 56 28 24 19
75116 Paris                               stephan.giraud@pechiney.com
e-mail: Pechiney-IR-Team@pechiney.com
Internet: http://www.pechiney.com

                                 SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, Pechiney has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: June 6, 2003                         PECHINEY


                                           By:    /s/ OLIVIER MALLET
                                                  -------------------------
                                           Name:  Olivier MALLET
                                           Title: Chief Financial Officer